SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

FOX CHASE BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

35137T108
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,732
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 260,732
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 237,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 237,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 77,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,650
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 86,650
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 489,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,028,132
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,028,132
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35137T108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Fox Chase Bancorp, Inc., a United States corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4390 Davisville Road, Hatboro, PA  19040.

Item 2.	Identity and Background.

(a)      This statement is filed by:

(i) Seidman and Associates, L.L.C., a New Jersey limited liability company (“SAL”), with respect to the Shares directly and beneficially owned by it;

(ii) Seidman Investment Partnership, L.P., a New Jersey limited partnership (“SIP”), with respect to the Shares directly and beneficially owned by it;

(iii) Seidman Investment Partnership II, L.P., a New Jersey limited partnership (“SIPII”), with respect to the Shares directly and beneficially owned by it;

(iv) LSBK06-08, L.L.C., a New Jersey limited liability company (“LSBK”), with respect to the Shares directly and beneficially owned by it;

(v) Broad Park Investors, L.L.C., a New Jersey limited liability company (“Broad Park”), with respect to the Shares directly and beneficially owned by it;

(vi) CBPS, L.L.C., a New York limited liability company (“CBPS”), with respect to the Shares directly and beneficially owned by it;

(vii) 2514 Multi-Strategy Fund, L.P., a Delaware limited partnership (“2514 MSF”), with respect to the Shares directly and beneficially owned by it;

(viii) Veteri Place Corporation, a New Jersey corporation (“Veteri”), that serves as the corporate general partner of each of SIP and SIPII; and

(ix) Lawrence B. Seidman (“Seidman”), who serves as the manager of SAL, the President of Veteri (of which he is the sole officer and director), and investment manager of LSBK, Broad Park, CBPS and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of SAL, SIP, SIPII and Seidman is 100 Misty Lane, 1st Floor, Parsippany, New Jersey  07054.  The address of the principal office of Veteri is 19 Veteri Place, Wayne, New Jersey  07470.  The address of the principal office of LSBK is 10 Hill Hollow Road, Watchung, New Jersey  07069.  The address of the principal office of Broad Park is 80 Main Street, Suite 510, West Orange, New Jersey  07052.  The address of the principal office of CBPS is One Rockefeller Plaza, New York, New York  10020.  The address of the principal office of 2514 MSF is 15310 Amberly Drive, Suite 220, Tampa, Florida  33647.

The name of any person (other than the Reporting Persons) who may be deemed to control any Reporting Person, each such person’s business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF is investing in publicly traded securities.  The principal business of Veteri is serving as the corporate general partner of each of SIP and SIPII.  The principal occupation of Seidman is serving as the manager of SAL, President of Veteri, and the investment manager for each of LSBK, Broad Park, CBPS and 2514 MSF.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 1,028,132 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $11,938,205.11, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the persons listed on Schedule A has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and results of operations, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, seeking representation on the Board of Directors of the Issuer through election contests or otherwise, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.  The Reporting Persons have previously nominated individuals for election to the boards of directors of, and have engaged in election and proxy contests with, a number of publicly traded companies, and expressly reserve the right to take such actions with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,547,173 Shares outstanding, as of March 3, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 14, 2011.

A.	SAL

(a)	As of the close of business on March 14, 2011, SAL beneficially owned 260,732 Shares.

Percentage: Approximately 1.8%.

(b)	1. Sole power to vote or direct the vote: 260,732

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 260,732

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on March 14, 2011, SIP beneficially owned 237,800 Shares.

Percentage: Approximately 1.6%.

(b)	1. Sole power to vote or direct the vote: 237,800

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 237,800

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on March 14, 2011, SIPII beneficially owned 251,900 Shares.

Percentage: Approximately 1.7%.

(b)	1. Sole power to vote or direct the vote: 251,900

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 251,900

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	LSBK

(a)	As of the close of business on March 14, 2011, LSBK beneficially owned 77,750 Shares.

Percentage: Approximately 0.5%.

(b)	1. Sole power to vote or direct the vote: 77,750

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 77,750

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on March 14, 2011, Broad Park beneficially owned 79,850 Shares.

Percentage: Approximately 0.5%.

(b)	1. Sole power to vote or direct the vote: 79,850

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 79,850

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	CBPS

(a)	As of the close of business on March 14, 2011, CBPS beneficially owned 86,650 Shares.

Percentage: Approximately 0.6%.

(b)	1. Sole power to vote or direct the vote: 86,650

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 86,650

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	2514 MSF

(a)	As of the close of business on March 14, 2011, 2514 MSF beneficially owned 33,450 Shares.

Percentage: Approximately 0.2%.

(b)	1. Sole power to vote or direct the vote: 33,450

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 33,450

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 237,800 Shares owned by SIP and the 251,900 Shares owned by SIPII.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 489,700 Shares.

Percentage: Approximately 3.4%.

(b)	1. Sole power to vote or direct the vote: 489,700

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 489,700

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SIP and SIPII are set forth on Schedule B and incorporated herein by reference.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 260,732 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 237,800 Shares owned by SIP and the 251,900 Shares owned by SIPII, and (iii) as the investment manager for each of LSBK, Broad Park, CBPS and 2514 MSF, may be deemed the beneficial owner of the 77,750 Shares owned by LSBK, the 79,850 Shares owned by Broad Park, the 86,650 Shares owned by CBPS and the 33,450 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 1,028,132 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 7.0%.

(b)	1. Sole power to vote or direct the vote: 1,028,132

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,028,132

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 14, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated March 14, 2011, by and among SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Veteri and Seidman.

Signature Page to Fox Chase Bancorp, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2011	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 35137T108

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Kenneth Silverman	Private Investor and Businessman	10 Hill Hollow Road, Watchung, New Jersey 07069	United States
Michael Mandelbaum	Private Investor and Businessman	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
Stephen Duff	Chief Investment Officer of The Clark Estates	One Rockefeller Plaza, New York, New York 10020	United States
D. Scott Lutrell	Chief Investment Officer of LCM Group. LCM Group is an Investment Firm and the Corporate General Partner of 2514 Multi-Strategy Fund, LP.	15310 Amberly Drive, Suite 220, Tampa, Florida 33647	United States

CUSIP No. 35137T108

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Cost per Share*	Cost*	Shares
SAL	1/14/2011	11.4790	31,957.64	2,784
SAL	1/19/2011	11.5257	27,062.42	2,348
SAL	1/21/2011	11.4508	263,367.70	23,000
SAL	2/25/2011	12.8165	38,449.40	3,000
SAL	3/4/2011	12.9042	38,712.50	3,000
SAL	3/7/2011	12.8904	34,804.10	2,700
SAL	3/8/2011	13.0016	162,520.00	12,500
SAL	3/9/2011	13.0010	260,020.00	20,000
SAL	3/14/2011	12.9002	1,264,220.00	98,000
Total			2,121,113.76	167,332

SIP	1/19/2011	11.5247	46,098.75	4,000
SIP	1/21/2011	11.4509	229,018.00	20,000
SIP	1/27/2011	12.4533	74,720.00	6,000
SIP	2/25/2011	12.8167	37,168.42	2,900
SIP	3/4/2011	12.9042	38,712.50	3,000
SIP	3/7/2011	12.8907	33,515.80	2,600
SIP	3/8/2011	13.0016	162,520.00	12,500
SIP	3/9/2011	13.0013	195,020.00	15,000
SIP	3/14/2011	12.9002	1,109,420.00	86,000
Total			1,926,193.47	152,000

SIPII	1/19/2011	11.5247	46,098.75	4,000
SIPII	1/20/2011	11.4510	219,860.00	19,200
SIPII	1/20/2011	11.4510	114,510.00	10,000
SIPII	1/21/2011	11.4504	475,190.85	41,500
SIPII	3/14/2011	12.9002	1,264,220.00	98,000
Total			2,119,879.60	172,700

LSBK	1/21/2011	11.4528	80,169.30	7,000
LSBK	3/9/2011	13.0040	65,020.00	5,000
LSBK	3/14/2011	12.9015	167,720.00	13,000
Total			312,909.30	25,000

Broad Park	1/21/2011	11.4556	40,094.65	3,500
Broad Park	3/9/2011	13.0040	65,020.00	5,000
Broad Park	3/10/2011	12.9037	50,324.43	3,900
Broad Park	3/14/2011	12.9010	258,020.00	20,000
Total			413,459.08	32,400

CBPS	1/21/2011	11.4500	48,090.00	4,200
CBPS	3/9/2011	13.0000	65,000.00	5,000
CBPS	3/10/2011	12.9037	50,324.43	3,900
CBPS	3/14/2011	12.9000	309,600.00	24,000
Total			473,014.43	37,100

2514 MSF	3/14/2011	12.8877	64,438.50	5,000
Total			64,438.50	5,000

* Includes brokerage commissions.

CUSIP No. 35137T108

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Fox Chase Bancorp, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 14, 2011	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN